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     EXHIBIT  A  (2  PAGES)
PRESS  RELEASE
CONTACT:          GEORGE  STEEL                     CONTACT:     GARY FLAHARTY
          SCIENTIFIC  SOFTWARE-INTERCOMP,  INC.                   BAKER HUGHES
INCORPORATED
          (303)  292-1111                                       (713) 439-8039
          EMAIL:  GEORGES@SSII.COM               GARY.FLAHARTY@BAKERHUGHES.COM
SSI ANNOUNCES AGREEMENT WITH BAKER HUGHES INCORPORATED FOR THE ACQUISITION OF SSI'S ONGOING CONSULTING AND SOFTWARE BUSINESSES THROUGH THE PURCHASE OF THE STOCK OF SSI.

DENVER, COLORADO, 1 APRIL 1998Scientific Software-Intercomp, Inc. (SSI) announced that it has entered into a binding agreement with Baker Hughes Incorporated (BHI-NYSE,PCX,EBS) for Baker Hughes to acquire all of the outstanding common shares of SSI, which will result in Baker Hughes acquiring SSI's ongoing Exploration and Petroleum (E&P) consulting and reservoir software businesses, subject to certain conditions.
The transaction is priced at $.50 net per SSI common share (or an aggregate of approximately $4.45 million, plus an assumption of certain obligations of approximately $7 million), with a possible downward adjustment to a minimum of $.30 per share depending upon the amounts payable to SSI's senior secured
lenders  and  the  holder  of  its  preferred  stock.    SSI  has  obtained
understandings with the senior secured lenders and the holder of its preferred stock which SSI believes will result in the payment to SSI common shareholders of $.49 per share. The per share price of $.49 could also be subject to downward adjustment based upon the results of Baker Hughes' continuing due diligence. The agreement is subject to the approval of SSI's shareholders, as well as certain other conditions. Closing is expected in the third quarter of 1998.
George Steel, President and CEO of SSI, said "SSI's reputation in E&P consulting and reservoir software will add to the leadership position which Baker Hughes holds in oil field services and in petroleum reservoir management. We believe that this transaction is appropriate and in the best interests of our stakeholders - lenders, employees, shareholders and customers alike."
"The combined capabilities of SSI and Baker Hughes will expand our ability to offer our customers reservoir-centered drilling and completion solutions," said Max L. Lukens, President, Chief Executive Officer and Chairman of Baker Hughes. "This is an important extension of the products and services offered by Baker Hughes Solutions which will allow BHI to offer additional life of field solutions."
SSI previously announced a letter of intent (outline of terms) for its acquisition by another company. The outline of terms lapsed without the completion of a binding agreement and SSI thereafter proceeded with an agreement with Baker Hughes.
On 2 March 1998, SSI announced that it had entered into a binding agreement to sell its Pipeline Simulation Division to LICENERGY of Birkeroed, Denmark. The transaction is expected to close on or before 1 May 1998.

SSI provides technically advanced, cost effective solutions and software to the petroleum industry worldwide. The Company has offices in Beijing, Calgary, Denver, Houston, Jakarta and London.

Baker Hughes is a leading provider of products and services for the oil, gas and process industries.